SUN COMMUNITIES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 23, 2007

To the Shareholders:

Notice is hereby given that the Annual Meeting of Shareholders of Sun Communities, Inc. (the "Company") will be held at the Embassy Suites, 28100 Franklin Road, Southfield, MI 48034, on Wednesday, May 23, 2007, at 11:00 a.m., local time, for the following purposes:

(1)   To elect two Directors to serve until the Annual Meeting of Shareholders to be held in 2010 or until their successors shall have been duly elected and qualified; and

(2)   To transact such other business as may properly come before the meeting.

A Proxy Statement containing information relevant to the Annual Meeting appears on the following pages.

Only holders of Common Stock of record at the close of business on April 13, 2007 are entitled to notice of and to vote at the meeting or any adjournments.

If you do not plan to attend the meeting and you wish to vote in accordance with the Board of Director's recommendations, it is not necessary to specify your choices; merely sign, date, and return the enclosed Proxy Card. If you attend the meeting, you may withdraw your Proxy and vote your own shares.

By Order of the Board of Directors

Dated: April 19, 2007

JEFFREY P. JORISSEN
Secretary

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE ENCOURAGED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE POSTAGE-PAID ENVELOPE ENCLOSED FOR THAT PURPOSE.

SUN COMMUNITIES, INC.

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 23, 2007

PROXIES AND SOLICITATIONS

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors (the "Board") of Sun Communities, Inc. ("Sun" or the "Company") to be used at the Annual Meeting of Shareholders (the "Annual Meeting") and at any adjournments. If received in time for the Annual Meeting, the shares represented by a valid proxy will be voted in accordance with the specifications, if any, contained in such executed proxy. If no instructions are given, proxies will be voted: (a) FOR election of the two nominees for the Board; and (b) at the discretion of Gary A. Shiffman and Ronald L. Piasecki, the Board's designated representatives for the Annual Meeting, with respect to such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. A proxy executed in the enclosed form may be revoked by the person signing it at any time before it is exercised. Proxies may be revoked by filing with the Secretary of the Company, any time prior to the time set for commencement of the Annual Meeting, a written notice of revocation bearing a later date than the proxy, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy).

In addition to the use of mails, proxies may be solicited by personal interview, telephone and telegram, by directors, officers and employees of the Company. Arrangements may also be made with brokerage houses or other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of shares of the Company's common stock (the "Common Stock") held of record by such persons, and the Company may reimburse such persons for reasonable out-of-pocket expenses incurred in forwarding material. The Company anticipates that fees and expenses for the foregoing parties will not exceed $1,000. The costs of all proxy solicitation will be borne by the Company.

The executive offices of the Company are located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034. The approximate date of mailing of this Proxy Statement and the enclosed Proxy materials to the Company's shareholders is April 20, 2007.

TIME AND PLACE OF MEETING

The Annual Meeting will be held at the Embassy Suites, 28100 Franklin Road, Southfield, MI 48034, on Wednesday, May 23, 2007, at 11:00 a.m., local time.

VOTING RIGHTS AND
PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of record at the close of business on April 13, 2007 are entitled to notice of and to vote at the Annual Meeting or at any adjournments. As of that date, the Company had 18,276,031 shares of Common Stock issued, outstanding and entitled to vote held by 520 holders of record. Each outstanding share entitles the record holder to one vote. Shares cannot be voted at the Annual Meeting unless the holder is present in person or represented by proxy. Each share of Common Stock outstanding on the Record Date entitles the holder thereof to one vote upon each matter to be voted upon at the Annual Meeting.

If your shares are held in "street name," your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority under the rules of the New York Stock Exchange to vote customers' unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either vote your shares on routine matters or leave your shares unvoted. The election of directors (Sole Proposal) is considered a routine matter. You are encouraged to provide voting instructions to your brokerage firm by returning your completed proxy. This ensures your shares will be voted at the meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

The presence, in person or by proxy, of outstanding shares of Common Stock representing a majority of the total votes entitled to be cast is necessary to constitute a quorum for the transaction of

business at the Annual Meeting. Shares that reflect abstentions or broker non-votes will be counted for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting.

With respect to the Sole Proposal, the directors will be elected by a plurality of all votes cast at the Annual Meeting. Accordingly, abstentions will have no effect on the results of the vote.

If there is not a quorum at the Annual Meeting, the shareholders entitled to vote at the Annual Meeting, whether present in person or represented by proxy, shall only have the power to adjourn the Annual Meeting until such time as there is a quorum. The Annual Meeting may be reconvened without notice to the shareholders, other than an announcement at the prior adjournment of the Annual Meeting, within 120 days after the Record Date, and a quorum must be present at such reconvened Annual Meeting.

If a proxy in the form enclosed is duly executed, dated and returned, and it has not been revoked in accordance with the instructions set forth therein, the shares of Common Stock represented thereby will be voted by Gary A. Shiffman and Ronald L. Piasecki, the Board's proxy agents for the Annual Meeting, in accordance with the specifications made thereon by the shareholder. If no such specifications are made, such proxy will be voted (i) for the election of the two nominees for director to the Board; and (ii) at the discretion of Messrs. Shiffman and Piasecki with respect to such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Information concerning principal holders of the Company's Common Stock is discussed under "Security Ownership of Certain Beneficial Owners and Management."

ANNUAL REPORT

Shareholders are concurrently being furnished with a copy of the Company's 2006 Annual Report which contains its audited financial statements as of December 31, 2006. In addition, copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission (the "SEC"), will be sent to any shareholder, without charge, upon written request to Sun Communities Investor Services, 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

SHAREHOLDER PROPOSALS

Any and all shareholder proposals for inclusion in the proxy materials for the Company's next Annual Meeting of Shareholders must comply with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and must be received by the Company, at its offices at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034, not later than December 21, 2007. Such proposals should be addressed to the Company's Secretary. See "Board of Directors and Corporate Governance – Consideration of Director Nominees."

The Company's Bylaws also contain certain provisions which affect shareholder proposals. The Company's Bylaws provide that: (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors, or (iii) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws; and (b) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders, and nominations of persons for election to the Board of Directors may be made only (i) by the Board of Directors, or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors and Committees

Pursuant to the terms of the Company's charter, the directors are divided into three classes. The class up for election at the Annual Meeting will hold office for a term expiring at the annual meeting of shareholders to be held in 2010. A second class will hold office for a term expiring at the annual meeting of shareholders to be held in 2008 and a third class will hold office for a term expiring at the annual meeting of shareholders to be held in 2009. Each director will hold office for the term to which he is elected and until his successor is duly elected and qualified. Clunet R. Lewis and Arthur A. Weiss have terms expiring at the Annual Meeting and are nominees for the class to hold office for a term expiring at the annual meeting of shareholders to be held in 2010. Ronald L. Piasecki and Gary A. Shiffman have terms expiring at the annual meeting of shareholders to be held in 2008 and Ted J. Simon, Paul D. Lapides and Robert H. Naftaly have terms expiring at the annual meeting of shareholders to be held in 2009. At each annual meeting of the shareholders of the Company, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

The Board meets quarterly, or more often as necessary. The Board met eight (8) times during 2006 and took various actions pursuant to resolutions adopted by unanimous written consent. All directors (with the exception of Robert H. Naftaly) attended at least 75% of the meetings of the Board and each committee on which they served. All directors (with the exception of Robert H. Naftaly) attended the annual meeting of shareholders held on May 25, 2006.

On October 16, 2006, the size of the Board was expanded from six (6) directors to seven (7) directors and Robert H. Naftaly was appointed to the Board to fill the vacancy created as a result of the expansion. As a result, Mr. Naftaly attended only those Board and committee meetings that occurred after October 16, 2006. Mr. Naftaly attended all of those meetings.

Several important functions of the Board may be performed by committees that are comprised of members of the Board. The Company's Bylaws authorize the formation of these committees and grant the Board the authority to prescribe the functions of each committee and the standards for membership of each committee. In addition, the Board appoints the members of each committee. The Board has four (4) standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. You may find copies of the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee under the "Investor Relations-Officers and Directors" section of the Company's website at www.suncommunities.com. You may also find a copy of the Company's corporate governance guidelines and its code of business ethics under the "Investor Relations-Officers and Directors" section of the Company's website at www.suncommunities.com. All of the committee charters, our corporate governance guidelines and the Company's code of business ethics are available in print to any shareholder who requests them.

The Audit Committee operates pursuant to a second amended and restated charter that was approved by the Board in December 2006. A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix A and is available under the "Investor Relations-Officers and Directors" section of the Company's website at www.suncommunities.com. The Audit Committee, among other functions, (1) has the sole authority to appoint, retain, terminate and determine the compensation of the Company's independent accountants, (2) reviews with the Company's independent accountants the scope and results of the audit engagement, (3) approves professional services provided by the Company's independent accountants, and (4) reviews the independence of the Company's independent accountants. The current members of the Audit Committee are Messrs. Robert H. Naftaly (Co-Chairman), Clunet R. Lewis (Co-Chairman) and Ted J. Simon, all of whom are "independent" as that term is defined in the rules of the SEC and applicable rules of the New York Stock Exchange ("NYSE"). The Audit Committee held seven (7) formal meetings and several informal meetings during the fiscal year ended December 31, 2006. The Board has determined that each member of the Audit Committee is an "audit committee financial expert," as defined by SEC rules. *See* "Report of the Audit Committee."

The Compensation Committee operates pursuant to a charter that was approved by the Board in March 2004. A copy of the Compensation Committee Charter is available under the "Investor Relations-Officers and Directors" section of our website at www.suncommunities.com. The Compensation Committee, among other functions, (1) reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and such other executive officers as may be designated by the Chief Executive

Officer, evaluates the performance of such officers in light of such goals and objectives, and determines and approves the compensation of such officers based on these evaluations, (2) approves the compensation of the Company's other executive officers, (3) recommends to the Board for approval the compensation of the non-employee directors and (4) oversees the Company's incentive-compensation plans and equity-based plans. The current members of the Compensation Committee are Messrs. Ted J. Simon (Chairman), Clunet R. Lewis and Ronald L. Piasecki, all of whom are independent directors under the NYSE rules. During the fiscal year ended December 31, 2006, the Compensation Committee held three (3) formal meetings and took various actions pursuant to resolutions adopted by unanimous written consent. *See* "Report of the Compensation Committee on Executive Compensation."

The Nominating and Corporate Governance Committee (the "NCG Committee") operates pursuant to a charter that was approved by the Board in March 2004. A copy of the Nominating and Corporate Governance Committee Charter is available under the "Investor Relations-Officers and Directors" section of the Company's website at www.suncommunities.com. The Nominating and Corporate Governance Committee, among other functions, is responsible for (1) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (2) recommending that the Board select the committee-recommended nominees for election at each annual meeting of stockholders, (3) developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, and (4) periodically reviewing such guidelines and recommending any changes, and overseeing the evaluation of the Board. The current members of the Nominating and Corporate Governance Committee are Ronald L. Piasecki (Chairman), Clunet R. Lewis and Ted J. Simon, all of whom are independent under the NYSE rules. The Nominating and Governance Committee held two (2) formal meetings during the fiscal year ended December 31, 2006.

The Executive Committee was established to generally manage the day-to-day business and affairs of the Company between regular Board meetings. In no event may the Executive Committee, without the prior approval of the Board acting as a whole: (i) recommend to the shareholders an amendment to the Company's Charter; (ii) amend the Company's Bylaws; (iii) adopt an agreement of merger or consolidation; (iv) recommend to the shareholders the sale, lease or exchange of all or substantially all of the Company's property and assets; (v) recommend to the shareholders a dissolution of the Company or a revocation of a dissolution; (vi) fill vacancies on the Board; (vii) fix compensation of the directors for serving on the Board or on a committee of the Board; (viii) declare dividends or authorize the issuance of the Company's stock; (ix) approve or take any action with respect to any related party transaction involving the Company; or (x) take any other action which is forbidden by the Company's Bylaws. All actions taken by the Executive Committee must be promptly reported to the Board as a whole and are subject to ratification, revision and alteration by the Board, except that no rights of third persons created in reliance on authorized acts of the Executive Committee can be affected by any such revision or alteration. The current members of the Executive Committee are Messrs. Gary A. Shiffman and Ted J. Simon. The Executive Committee did not hold any formal meetings during the fiscal year ended December 31, 2006 but took various actions pursuant to resolutions adopted by unanimous written consent.

In addition, in April 2006, the Board formed a Special Litigation Committee to oversee and monitor the ongoing civil litigation between the SEC and the Company's Chief Executive Officer, Chief Financial Officer and former controller arising out of the SEC's inquiry into the accounting for the SunChamp transactions reflected in the Company's 2000, 2001 and 2002 financial statements and the indemnification obligations of the Company with respect to such litigation. Because of his extensive involvement with the SEC inquiry in his capacity as a member of the Audit Committee and because of his background as a litigation attorney, Clunet R. Lewis serves as the sole member of the Special Litigation Committee. Immediately after the formation of the Special Litigation Committee and after so advising the Board as to his intentions, Mr. Lewis, in his capacity as sole member of the Special Litigation Committee, approved the waiver of any technical, potential conflict of interest that may arise in the future as a result of Jaffe, Raitt, Heuer, & Weiss, P.C.'s ("JRH&W") representation of the Chief Financial Officer in the civil litigation and of the Company in the SEC inquiry and other matters. Mr. Lewis approved the waiver of such potential, future conflict of interest because, on balance, the Company benefits from JRH&W's representation of the Chief Financial Officer in the civil litigation from both an expertise and cost-efficiency perspective as a result of JRH&W's extensive involvement with the factual and accounting issues associated with the SEC's inquiry.

Communications with the Board

If you wish to communicate with any of the directors of the Board or the Board as a group, you may do so by writing to them at [Name(s) of Director(s)/Board of Directors of Sun Communities, Inc.], c/o Compliance Officer, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, MI 48034.

If you wish to contact the Audit Committee to report complaints or concerns regarding accounting, internal accounting controls or auditing matters, you may do so by writing to the Chairman of the Audit Committee of Sun Communities, Inc., c/o Compliance Officer, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, MI 48034. You are welcome to make any such report anonymously but the Company prefers that you identify yourself so that the Company may contact you for additional information if necessary or appropriate.

If you wish to communicate with our non-management directors as a group, you may do so by writing to Non-Management Directors of Sun Communities, Inc., c/o Compliance Officer, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, MI 48034.

The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Compliance Offer will be forwarded by the Compliance Officer promptly to the addressee(s).

Independence of Non-Employee Directors

The NYSE rules require that a majority of the Board consist of members who are independent. There are different measures of director independence—independence under New York Stock Exchange rules, under Section 16 of the Exchange Act and under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Board has reviewed information about each of the Company's non-employee directors and determined that Paul D. Lapides, Clunet R. Lewis, Robert H. Naftaly, Ronald L. Piasecki and Ted J. Simon are independent directors. The independent directors meet on a regular basis in executive sessions without management participation. In 2007, the executive sessions occurred after some of the regularly scheduled meetings of the entire Board and may occur at such other times as the independent directors deem appropriate or necessary. Although the Company has not designated a lead director, typically the Chairman of the Audit Committee presides at the executive sessions of the independent directors.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been or will be one of the Company's officers or employees. The Company does not have any interlocking relationships between its executive officers and the Compensation Committee and the executive officers and compensation committees of any other entities, nor has any such interlocking relationship existed in the past.

Consideration of Director Nominees

Board Membership Criteria

The Board of Directors has established criteria for Board membership. These criteria include the following specific, minimum qualifications that the NCG Committee believes must be met by an NCG Committee-recommended nominee for a position on the Board:

- The candidate must have experience at a strategic or policymaking level in a business, government, non-profit or academic organization of high standing;
- The candidate must be highly accomplished in his or her field, with superior credentials and recognition;
- The candidate must be well regarded in the community and must have a long-term reputation for high ethical and moral standards;
- The candidate must have sufficient time and availability to devote to the Company's affairs, particularly in light of the number of boards on which the nominee may serve; and
- The candidate's principal business or occupation must not be such as to place the candidate in competition with the Company or conflict with the discharge of a director's responsibilities to the Company or its stockholders.

In addition to the minimum qualifications for each nominee set forth above, the NCG Committee will recommend director candidates to the full Board for nomination, or present director candidates to the full Board for consideration, to help ensure that:

- A majority of the Board of Directors shall be "independent" as defined by the NYSE rules;
- Each of its Audit, Compensation and NCG Committees shall be comprised entirely of independent directors; and
- At least one member of the Audit Committee shall have such experience, education and qualifications necessary to qualify as an "audit committee financial expert" as defined by the rules of the SEC.

Consideration of Shareholder Nominated Directors

The NCG Committee's current policy is to review and consider any director candidates who have been recommended by shareholders in compliance with the procedures established from time to time by the NCG Committee. All shareholder recommendations for director candidates must be submitted in writing to our Secretary at Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, MI 48034, who will forward all recommendations to the NCG Committee. The Company did not receive any shareholder recommendations for director candidates for election at the Annual Meeting. All shareholder recommendations for director candidates for election at the 2007 annual meeting of shareholders must be submitted to our Secretary on or before December 21, 2007 and must include the following information:

- The shareholder's name, address, number of shares owned, length of period held and proof of ownership;
- The name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate;
- A description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership as approved by the Board from time to time;
- A description of all arrangements or understandings between the shareholder and the proposed director candidate;
- The consent of the proposed director candidate (1) to be named in the proxy statement relating to the Company's annual meeting of stockholders and (2) to serve as a director if elected at such annual meeting; and
- Any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Identifying and Evaluating Nominees

The NCG Committee may solicit recommendations for director nominees from any or all of the following sources: non-management directors, executive officers, third-party search firms or any other source it deems appropriate. The NCG Committee will review and evaluate the qualifications of any proposed director candidate that it is considering or has been recommended to it by a shareholder in compliance with the NCG Committee's procedures for that purpose, and conduct inquiries it deems appropriate into the background of these proposed director candidates. When nominating a sitting director for re-election, the NCG Committee will consider the director's performance on the Board and the director's qualifications in respect to the criteria set forth above. Other than circumstances in which we are legally required by contract or otherwise to provide third parties with the ability to nominate directors, the NCG Committee will evaluate all proposed director candidates based on the same criteria and in substantially the same manner, with no regard to the source of the initial recommendation of the proposed director candidate.

ELECTION OF DIRECTORS
(Sole Proposal)

The only matter to be considered at the Annual Meeting will be the election of two directors. Following the recommendation of the NCG Committee, the Board of Directors has nominated Clunet R. Lewis and Arthur A. Weiss to serve as directors. Each director shall be elected by a plurality of the votes cast at the Annual Meeting. Therefore, if a quorum is present, abstentions will have no effect on the election of directors. Proxies will be tabulated by the Company's transfer agent. The Inspector of Elections appointed at the Annual Meeting will then combine the proxy votes with the votes cast at the Annual Meeting. Each director elected at the Annual Meeting will serve for a term commencing on the date of the Annual Meeting and continuing until the Annual Meeting of Shareholders to be held in 2010 or until his successor is duly elected and qualified. In the absence of directions to the contrary, proxies will be voted in favor of the election of the two nominees listed below.

If either of the nominees named below are unavailable to serve for any reason, then a valid proxy may be voted for the election of such other persons as the person or persons voting the proxy may deem advisable in accordance with their best judgment. Management has no present knowledge that either of the persons named will be unavailable to serve. In any event, the enclosed proxy can be voted for only the two nominees named in this Proxy Statement or their substitutes.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED BELOW. PROXIES SOLICITED BY THE BOARD WILL BE VOTED "FOR" THE NOMINEES UNLESS INSTRUCTIONS TO WITHHOLD OR TO THE CONTRARY ARE GIVEN.

The following list identifies each incumbent director and nominee for election to the Board at the Annual Meeting and describes each person's principal occupation for the past five years. Each of the directors has served continuously from the date of his election to the present time.

Name	Age	Office
Gary A. Shiffman	52	Chairman, Chief Executive Officer, President and Director
Paul D. Lapides	52	Director
Clunet R. Lewis	59	Director (Nominee)
Robert H. Naftaly	69	Director
Ronald L. Piasecki	67	Director
Ted J. Simon	76	Director
Arthur A. Weiss	58	Director (Nominee)

Gary A. Shiffman is the Chairman, President and Chief Executive Officer, and has been an executive officer of Sun since its inception. He has been actively involved in the management, acquisition, construction and development of manufactured housing communities and has developed an extensive network of industry relationships over the past twenty years. He has overseen the land acquisition, rezoning, development and marketing of numerous manufactured home expansion projects. Mr. Shiffman is also the President and a director of Sun Home Services, Inc. ("Sun Home Services") and all other corporate subsidiaries of the Company. Mr. Shiffman is also a director of Origen Financial, Inc (NASDAQ: ORGN).

Paul D. Lapides has been a director since December 1993. Mr. Lapides is Director of the Corporate Governance Center in the Michael J. Coles College of Business at Kennesaw State University, where he is an assistant professor of management and entrepreneurship. A certified public accountant, Mr. Lapides is the author or co-author of more than 100 articles and twelve books on real estate, management and directors' responsibilities. Mr. Lapides is a director of Internet Commerce Corporation (NASDAQ: ICCA) and a member of the Advisory Board of the National Association of Corporate Directors and served on the NACD's Blue Ribbon Commission on Audit Committees (1999).   His real estate experience includes managing a $3 billion national portfolio of income-producing real estate consisting of 42,000 multi-family units and 16 million square feet of commercial space.

Clunet R. Lewis has been a director since December 1993. Mr. Lewis also serves as President of CRL Enterprises, Inc. a private consulting firm. From 1995 until 2000, Mr. Lewis served in various positions with Eltrax Systems, Inc., a Nasdaq National Market System company, including Secretary, General Counsel, member of the Board of Directors and Chief Financial Officer. From 1989 until 1994, Mr. Lewis served as Secretary and General Counsel of Military Communications Center, Inc., a privately held company that provided retail telecommunications services to members of the United States Armed Services. From 1990 through 1991, Mr. Lewis was Managing Director of MCC Communications, Inc., a privately held company that provided international telecommunications services to members of the United States Armed Services serving in the Persian Gulf area during the Gulf War. Prior to 1993, Mr. Lewis was a shareholder at the law firm of JRH&W.

Robert H. Naftaly has been a director since October 2006. Mr. Naftaly is retired as President and Chief Executive Officer of PPOM, an independent operating subsidiary of Blue Cross Blue Shield of Michigan ("BCBSM") and as Executive Vice President and Chief Operating Officer of BCBSM. Previously, Mr. Naftaly served as Vice President and General Auditor of Detroit Edison Company and was the Director of the Department of Management and Budget for the State of Michigan. He was a managing partner and founder of Geller, Naftaly, Herbach & Shapiro, a certified public accounting firm. In addition, Mr. Naftaly has also served as a director of Meadowbrook Insurance Group, Inc. (NYSE:MIG) since 2002 where he is currently the Chairman of the Compensation Committee and a member of the Audit Committee, the Finance Committee and the Governance and Nominating Committee.

Ronald L. Piasecki has been a director since May 1996, upon completion of the Company's acquisition of twenty-five manufactured housing communities (the "Aspen Properties") owned by affiliates of Aspen Enterprises, Ltd. ("Aspen"). Mr. Piasecki is a director of Aspen, which he co-founded in 1973. Prior to the Company's acquisition of the Aspen Properties, Aspen was one of the largest privately-held developers and owners of manufactured housing communities in the U.S. In addition, Mr. Piasecki is a director of Advanced Equities Financial Corporation a financial services firm engaged in retail and institutional securities brokerage, venture capital investment banking and financial advisory services.

Ted J. Simon has been a director since December 1993. Since February 1999, Mr. Simon has been affiliated with Grand Sakwa Management LLC, a real estate development company located in Farmington Hills, Michigan. From 1981 until January 1999, Mr. Simon was the Vice President-Real Estate (Midwest Group) of The Great Atlantic & Pacific Tea Company, Inc. and Mr. Simon was a Vice President-Real Estate and a director of Borman's Inc., a wholly owned subsidiary of The Great Atlantic & Pacific Tea Company, Inc. Mr. Simon is also a director of Clarkston State Bank, a wholly-owned subsidiary of Clarkston Financial Corporation (OTC BB: CKSB.OB).

Arthur A. Weiss has been a director since October 1996. Since 1976, Mr. Weiss has practiced law with the law firm of JRH&W, which represents the Company in various matters. Mr. Weiss is currently Chairman of the Board of Directors and a shareholder of JRH&W. Mr. Weiss is a director of several closely-held companies in the real estate industry. Mr. Weiss is also a director and officer of a number of closely held public and private nonprofit corporations, which include the Jewish Federation of Metropolitan Detroit and the Detroit Symphony Orchestra, where he is on the executive committee, vice-president and a board member.

To the best of the Company's knowledge, there are no material proceedings to which any nominee is a party, or has a material interest, adverse to the Company. To the best of the Company's knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any nominee during the past five years.

Outside Director Compensation

Directors of the Company who are also employees receive no additional compensation for their services as directors. Effective January 1, 2005, the directors who are not employees of the Company agreed to a 5% reduction in their recurring fees for calendar year 2005 and calendar year 2006. As a result, during 2006, the Company paid such directors: an annual retainer fee of $38,000; $2,375 per quarter for attendance at all Board and committee meetings during such quarter; $2,375 per year for service on, but not chair of, the Audit Committee, the Compensation Committee and the NCG Committee; and $4,750 per year for the chair of the Audit Committee, the Compensation Committee and the NCG Committee. Although Arthur A. Weiss earned director's fees of $38,000 for services during the fiscal year ended December 31, 2006, he declined such fees (See "Certain Transactions – Legal Counsel"). In addition to the recurring fees, Messrs. Lapides, Lewis, Piasecki and Simon each received $10,000 for service on a Special Committee formed to review

strategic alternatives for the Company. The Special Committee was disbanded in April of 2006. Further, Mr. Lewis received $100,000 for his service on the Special Litigation Committee.

Director Compensation Tables

The following tables provide compensation information for each member of the Board for the year ended on December 31, 2006.

Name	Fees Earned or Paid in Cash		Option Awards[1]		Total	
Paul D. Lapides[2]	$	65,219	$	6,867	$	72,086
Clunet R. Lewis	$	167,000	$	6,867	$	173,867
Robert H. Naftaly	$	10,931	$	—	$	10,931
Ronald L. Piasecki	$	62,943	$	5,314	$	68,257
Ted J. Simon[2]	$	67,594	$	6,867	$	74,461
Arthur A. Weiss	$	—	$	6,867	$	6,867

_____

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each of the directors in 2006, in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the directors.

(2) Includes $2,375 of fees earned by each of Messrs. Lapides and Simon for service on the Company's Nominating and Corporate Governance Committee in 2005, which were paid in 2006.

Name	March 2006 Option Award 1,500 shares each[1]		May 2006 Option Award 1,500 shares each[1]		Aggregate number of options outstanding as of December 31, 2006
Paul D. Lapides	$	5,385	$	3,465	18,000
Clunet R. Lewis	$	5,385	$	3,465	7,500
Robert H. Naftaly	$	—	$	—	—
Ronald L Piasecki	$	5,385	$	3,465	10,500
Ted J. Simon	$	5,385	$	3,465	18,000
Arthur A. Weiss	$	5,385	$	3,465	18,000

_____

(1) These columns represent the grant date fair value of the stock option awards as determined in accordance with SFAS 123(R). For additional information on the valuation assumptions with respect to these grants, refer to note 6 of the Company's financial statements in the Form 10-K for the year ended December 31, 2006, as filed with the SEC.

MANAGEMENT AND COMPENSATION

Executive Officers

The persons listed below are the current executive officers of the Company. Each is annually appointed by, and serves at the pleasure of, the Board.

Name	Age	Office
Gary A. Shiffman	52	Chairman, Chief Executive Officer and President
Jeffrey P. Jorissen	62	Executive Vice President, Treasurer, Chief Financial Officer and Secretary
Brian W. Fannon	58	Executive Vice President and Chief Operating Officer
Jonathan M. Colman	51	Executive Vice President

Background information for Gary A. Shiffman is provided under "Election of Directors," above. Background information for the other three executive officers is set forth below.

Jeffrey P. Jorissen has been Chief Financial Officer, Secretary and Treasurer since December 1993 and became an Executive Vice President in March 2003. As a certified public accountant, he was with the international accounting firm of Coopers & Lybrand for sixteen years, including eight years as a partner. During his tenure at Coopers & Lybrand, Mr. Jorissen specialized in real estate and directed financial statement examinations of numerous public companies. Mr. Jorissen is also the Chief Financial Officer and Secretary of Sun Home Services and all other corporate subsidiaries of the Company.

Brian W. Fannon joined the Company in May 1994 as Senior Vice President-Operations and became Chief Operating Officer in 1995 and an Executive Vice President in March 2003. Prior to joining the Company, he worked for Lautrec, Ltd., then the largest manufactured housing community owner-operator in the United States, where he was responsible for operations comprising 25,000 sites and 300 employees, and Quality Homes, Inc., its sales and marketing division. He joined that organization in 1978 as a regional manager and became President in 1986. Mr. Fannon was appointed by Governor Milliken to the Michigan Mobile Home Commission in 1977, the year of its inception. Subsequent appointments by Governors Blanchard and Engler have enabled Mr. Fannon to serve on such commission, including serving as its chairman from 1986 to 1994, and Mr. Fannon has again been serving as the chairman of the Michigan Mobile Home Commission since 1998. In 2002, Mr. Fannon was elected to the Board of Directors of the Manufactured Housing Institute and Mr. Fannon was elected to the RV/MH Hall of Fame in 2003. Mr. Fannon is also the Chief Executive Officer of Sun Home Services and a Vice President of all other corporate subsidiaries of the Company.

Jonathan M. Colman joined the Company in 1994 as Vice President-Acquisitions and became a Senior Vice President in 1995 and an Executive Vice President in March 2003. A certified public accountant, Mr. Colman has over twenty years of experience in the manufactured housing community industry. He has been involved in the acquisition, financing and management of over 75 manufactured housing communities for two of the 10 largest manufactured housing community owners, including Uniprop, Inc. during its syndication of over $90 million in public limited partnerships in the late 1980s. Mr. Colman is also a Vice President of all corporate subsidiaries of the Company.

To the best of the Company's knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any executive officer during the past five years.

Compensation Discussion and Analysis

Compensation Committee Composition and Charter

The Compensation Committee assists the Board in fulfilling its responsibilities for determining the compensation offered to the Company's executive officers. The Compensation Committee, among other functions:

- consults with executive management in developing a compensation philosophy;
- evaluates and approves compensation for the Company's Chief Executive Officer and other executive officers; and
- oversees the general employee benefit programs as wells as the Company's cash and equity incentive plans.

The Compensation Committee has the authority to retain and terminate independent, third-party compensation consultants and to obtain independent advice and assistance from internal and external legal, accounting and other advisors. Each member of the Compensation Committee is independent under NYSE rules. A copy of the Compensation Committee Charter is available under the "Investor Relations-Officers and Directors" section of the Company's website at www.suncommunities.com.

Compensation Philosophy and Objectives

The goals and objectives of the Company's executive compensation program are to attract and retain a skilled executive team to manage, lead and direct the Company's personnel and capital to obtain the best possible economic results given the severely depressed cycle in the manufactured housing industry.

The executive compensation program supports the Company's commitment to providing superior shareholder value. This program is designed to:

- attract, retain and reward executives who have the motivation, experience and skills necessary to lead the Company effectively and encourage them to make career commitments to the Company;
- create a link between the performance of the Company's stock and executive compensation;
- base executive compensation levels on the overall financial and operational performance of the Company and the individual contribution of the executive officer to the success of the Company; and
- position executive compensation levels to be competitive with other similarly situated public companies including the real estate industry in general and manufactured housing REITs in particular.

Annual salary and bonuses are intended to be competitive in the marketplace to attract and retain executives. Stock options and restricted stock are intended to provide longer-term motivation, over periods of up to twelve years, which has the effect of linking stock price performance to executive compensation. Restricted stock is also intended to provide post-retirement financial security in lieu of other forms of more costly supplemental retirement programs.

The Company has not implemented any policies related to stock ownership guidelines for its executive management or for members of the Board.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all decisions regarding the compensation of executive officers, including cash-based and equity-based incentive compensation programs. The Compensation Committee reviews the performance of the Chief Executive Officer. The Compensation Committee and the Chief Executive Officer annually review the performance of the other executive officers. The conclusions reached and recommendations based on these reviews, including with respect to bonuses and annual award amounts, are presented to the Compensation Committee, which can exercise its discretion in modifying any recommended bonuses or awards.

Compensation Components and Processes

In order to implement the Company's executive compensation philosophy, the Compensation Committee exercises its independent discretion in reviewing and approving the executive compensation program as a whole, as well as specific compensation levels for each executive officer. Final aggregate compensation determinations for each fiscal year are generally made after the end of the fiscal year, after financial statements for such year become available. At that time, the Compensation Committee determines bonuses, if any, for the past year's performance, sets base salaries for those executive officers that are not bound by employment agreements for the following fiscal year and makes awards of equity-based compensation, if any. In addition, the Compensation Committee bases its decisions on the most recent publicly available compensation data for senior executive officers of comparable REITs, as well as various compensation studies and surveys, to ensure that compensation packages are in line with the Company's peer group and the real estate industry in general. While benchmarks and comparative market data are valuable tools to assist the Compensation Committee in setting reasonable and fair compensation for the Company's executive officers, the stated philosophy of the Company's executive compensation program is to recognize individual contributions to the performance of the Company and to create a link between the performance of the Company's stock and executive compensation.

The key components of executive officer compensation are salary, bonuses, restricted stock awards and stock option grants. Salary is generally based on factors such as an individual officer's level of responsibility, prior years' compensation, comparison to compensation of other officers in the Company, and compensation provided at competitive companies and companies of similar size. Cash bonuses, restricted stock awards and stock option awards are intended to reward exceptional performance by the individual executive officer and the Company. Benchmarks for determining bonus levels include individual performance, growth in funds from operations, or FFO, in each case as measured against targets established at the beginning of each year and against the relative performance of the Company in comparison to its peer group of companies, strength of the balance sheet and creation of shareholder value.

Stock options grants that are currently outstanding were awarded in 1998, 1999 and 2001. Stock option grants are valued on the date of grant. Stock option grants vest ratably over three years from the date of grant and expire on the tenth anniversary of the date of grant. As stock options can be fully exercised after three years, they represent a medium-term incentive, the value of which is directly aligned with the achievement of enhanced value for shareholders. Stock options are issued at the market price of the stock on the date of grant except that the options issued in 2001 were granted at 85% of the market price. This differential has been amortized as expense.

Restricted stock awards that are currently outstanding were awarded in 1998, 2001, 2002 and 2004. Restricted stock awards generally begin to vest after three years from the date of grant and then vest over the following seven to nine years. The Company's executive officers (as well as the Company's employees that receive restricted stock awards) receive dividends on the restricted stock awards that have not vested; provided, however, that no dividends are paid on the shares of performance based restricted stock granted to certain of the executive officers in May of 2004. The Company has placed greater emphasis on restricted stock awards in recent years for the following reasons, among others:

- restricted stock awards represent a long-term incentive to key executives to remain committed to the Company and its objectives. This has been especially critical as a result of the depressed state of the manufactured housing industry in general; and
- restricted stock awards encourage the development of a longer term view and strategy for the growth and success of the Company's business.

In May of 2004, the Company granted an aggregate of 93,750 performance-based restricted shares to the Chief Executive Officer and Chief Financial Officer. These restricted shares will vest, if at all, on March 1, 2010. The number of shares that will vest will be determined based on the compounded annual growth rate of the Company's per share FFO as determined by comparing FFO per share for the year ended December 31, 2009, with FFO per share for the year ended December 31, 2005. The Company must achieve compounded annual growth of at least 5% in order for the recipients to receive any amount of the awards and at least 9% to receive the entire share awards. This term was selected because it represents the five years subsequent to the Company's 2004 financial restructuring. These awards were intended to strongly encourage executive management to return the Company to a period of annual improvements to FFO per share.

Benchmarks

The principal benchmark utilized by the Company in implementing its philosophy of executive compensation is the 2006 annual NAREIT Compensation Survey. The Company's intent is that the total annual remuneration of its executives will generally place between the 25th and 50th percentiles of compensation for the residential housing industry.

Employment Agreements

<u>Gary A. Shiffman</u>

In 2005, the Company entered into an employment agreement with Gary A. Shiffman pursuant to which Mr. Shiffman serves as President and Chief Executive Office of the Company. Mr. Shiffman's employment agreement is for an initial term ending December 31, 2011 and is automatically renewable for successive one year terms thereafter unless either party timely terminates the agreement. Pursuant to this employment agreement, Mr. Shiffman is paid an annual base salary of $545,000, which will be increased by an annual cost of living adjustment beginning with calendar year 2006. In addition to his base salary and in accordance with the terms of his employment agreement, Mr. Shiffman is entitled to annual incentive compensation of up to 75% of his then current base salary if he satisfies certain individual and company performance criteria established from time to time by the Board and Mr. Shiffman is entitled to annual incentive compensation of up to 25% of his then current base salary in the sole discretion of the Compensation Committee.

The non-competition clauses of Mr. Shiffman's employment agreement preclude him from engaging, directly or indirectly: (a) in the real estate business or any ancillary business of the Company during the period he is employed by the Company; and (b) in the manufactured housing community business or any ancillary business of the Company for a period of eighteen months following the period he is employed by the Company. However, Mr. Shiffman's employment agreement does allow him to make passive investments relating to real estate in general or the housing industry in particular (other than in manufactured housing communities) during the period he is employed by the Company.

A copy of Mr. Shiffman's employment agreement is attached as an exhibit to the Company's periodic filings under the Exchange Act.

<u>Jeffrey P. Jorissen</u>

In 2005, the Company entered into an employment agreement with Jeffrey P. Jorissen pursuant to which Mr. Jorissen serves as Chief Financial Officer of the Company. Mr. Jorissen's employment agreement is for an initial term ending December 31, 2010 and is automatically renewable for successive one year terms thereafter unless either party timely terminates the agreement. Pursuant to this employment agreement, Mr. Jorissen is paid an annual base salary of $314,325, which will be increased by an annual cost of living adjustment beginning with calendar year 2006. In addition to his base salary and in accordance with the terms of his employment agreement, Mr. Jorissen is entitled to annual incentive compensation of up to 75% of his then current base salary if he satisfies certain individual and company performance criteria established from time to time by the Board and Mr. Jorissen is entitled to annual incentive compensation of up to 25% of his then current base salary in the sole discretion of the Compensation Committee.

The non-competition clauses of Mr. Jorissen's employment agreement preclude him from engaging, directly or indirectly, in the real estate business or any ancillary business of the Company during the period he is employed by the Company and for a period of eighteen months thereafter.

A copy of Mr. Jorissen's employment agreement is attached as an exhibit to the Company's periodic filings under the Exchange Act.

<u>Brian W. Fannon</u>

In 2005, the Company entered into an employment agreement with Brian W. Fannon pursuant to which Mr. Fannon serves as Chief Operating Officer of the Company. Mr. Fannon's employment agreement is for an initial term ending December 31, 2009 and is automatically renewable for successive one year terms thereafter unless either party timely terminates the agreement. Pursuant to this employment agreement, Mr. Fannon is paid an annual base salary of $403,700, which will be increased by an annual cost of living adjustment beginning with calendar year 2006. In addition to his base salary and in accordance with the

terms of his employment agreement, Mr. Fannon is entitled to annual incentive compensation of up to 75% of his then current base salary if he satisfies certain individual and company performance criteria established from time to time by the Board and Mr. Fannon is entitled to annual incentive compensation of up to 25% of his then current base salary in the sole discretion of the Compensation Committee. This employment agreement also provides Mr. Fannon with cash compensation based on the dividends resulting from, and the market prices on certain dates of, up to 25,000 shares of stock. Pursuant to a Waiver and Extension Agreement dated November 11, 2005, which modified the original terms of the employment agreement, $8\frac{1}{3}$% of such cash compensation which will be paid in each of 2007, 2008 and 2009 and the balance of which depends on the compound annual growth rate of the Company's funds from operations during a certain period of time through 2009.

The non-competition clauses of Mr. Fannon's employment agreements preclude him from engaging, directly or indirectly, in the real estate business or any ancillary business of the Company during the period he is employed by the Company and for a period of between twelve and twenty-four months thereafter.

A copy of Mr. Fannon's employment agreement is attached as an exhibit to the Company's periodic filings under the Exchange Act.

2006 Compensation

The base salaries for the named executive officers for the year ended December 31, 2006, were paid in accordance with existing employment agreements or arrangements with the Company. No equity incentive awards were granted to any of the named executive officers in 2006. In addition to their base salaries, the named executive officers received, in the aggregate, bonuses of $300,000 for the year ended December 31, 2006. Each named executive officer is entitled, under the terms of their employment agreements with the Company (in the case of Messrs. Shiffman, Jorissen and Fannon) or other arrangements with the Company (in the case of Mr. Colman), to receive a bonus of up to 25% of his base salary if certain annual individual performance criteria, as established by the Board and the Compensation Committee at the beginning of each fiscal year, are met. The Compensation Committee determined that the named executive officers met such criteria for the year ended December 31, 2006 and that the named executive officers should receive a bonus of approximately 21.5% of their respective base salaries.

Tax and Accounting Implications

Deductibility of Executive Compensation.

Section 162(m) of the Internal Revenue Code limits the deductibility on the Company's tax return of compensation over $1 million to any of its named executive officers. However, compensation that is paid pursuant to a plan that is performance-related, non-discretionary and has been approved by the Company's stockholders is not subject to section 162(m). The Company has such a plan and may utilize it to mitigate the potential impact of section 162(m). The Company did not pay any compensation during 2006 that would be subject to section 162(m). The Company believes that, because it qualifies as a REIT under the Internal Revenue Code and therefore is not subject to federal income taxes on its income to the extent distributed, the payment of compensation that does not satisfy the requirements of section 162(m) will not generally affect the Company's net income. However, to the extent that compensation does not qualify for deduction under section 162(m) or under short term incentive plans approved by shareholders to, among other things, mitigate the effects of section 162(m), a larger portion of shareholder distributions may be subject to federal income taxation as dividend income rather than return of capital. The Company does not believe that section 162(m) will materially affect the taxability of shareholder distributions, although no assurance can be given in this regard due to the variety of factors that affect the tax position of each shareholder. For these reasons, the Compensation Committee's compensation policy and practices are not directly governed by section 162(m).

Accounting for Stock-Based Compensation.

Beginning on January 1, 2006, the Company began accounting for stock-based payments to employees in accordance with the requirements of FASB Statement 123(R), Share-Based Payment ("SFAS 123R").

409A Considerations.

The Company has also taken into consideration Internal Revenue Code Section 409A in the design and implementation of the Company's compensation programs. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.

Summary Compensation Table

The following table includes information concerning compensation for the Company's named executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	All Other Compensation	Total
Gary A. Shiffman, Chairman, Chief Executive Officer and President	2006	$ 531,988	$ 114,600	$ 1,151,453	$ 56,747 [4][5]	$ 1,854,788
Jeffrey P. Jorissen, Executive Vice President, Treasurer, Chief Financial Officer and Secretary	2006	$ 306,820	$ 66,100	$ 789,787	$ 126 [4]	$ 1,162,833
Brian W. Fannon, Executive Vice President and Chief Operating Officer	2006	$ 394,062	$ 84,900	$ 406,820	$ 126 [4]	$ 885,908
Jonathan M. Colman, Executive Vice President	2006	$ 159,645	$ 34,400	$ 158,678	$ 126 [4]	$ 352,849

_____

(1)   Salary represents 95% of contractual amounts. In 2005 each of the named executive officers agreed to take a 5% reduction in salary in order to support the Company's cost reductions efforts. A portion of the salary may have been contributed to the Company's 401(k) savings plan. In 2006, the Company did not match any of the named executive officers' contributions to its 401(k) savings plan.

(2)   Messrs. Shiffman, Jorissen and Fannon are contractually entitled to receive annual incentive payments of up to 75% of base salary, if certain annual individual and Company performance objectives established by the Board are achieved and an additional 25% of base salary at the sole discretion of the Compensation Committee.

(3)   This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 for the fair value of restricted stock granted to the named executive officers in prior years, in accordance with SFAS 123(R) except, pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to note 6 of the Company's financial statements in the Form 10-K for the year ended December 31, 2006, as filed with the SEC.

(4)   Amount of premiums for life insurance and accidental death and disability insurance.

(5)   Includes $56,621 paid to Mr. Shiffman by Origen Financial, Inc. for service on its board of directors. The amount includes $31,000 in cash and restricted stock awards valued at $25,621.

Grants of Plan Based Awards

No grants of options to purchase the Company's common stock or other plan-based awards were made to the named executive officers during the fiscal year ended December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information with respect to the value of all unexercised options and restricted share awards previously granted to the Company's named executive officers as of December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End as of December 31, 2006

Name	Option Awards[1]					Share Awards[2]			
	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested[3]	Equity Incentive Plan Awards: Number of Shares, Units, or Other Rights that Have Not Vested(#)	Equity Incentive Plan Awards: Shares, Units, or Other Rights that Have Not Vested($)[3]
Gary A. Shiffman	25,000	—	—	$ 33.75	1/14/2008	36,000 [4]	$ 1,164,960	—	—
	25,000	—	—	$ 30.03	12/15/2009	8,488 [5]	$ 274,672	—	—
	25,000	—	—	$ 27.03	4/12/2011	58,917 [6]	$ 1,906,554	—	—
	—	—	—	—	—	20,000 [7]	$ 647,200	—	—
	—	—	—	—	—	18,750 [8]	$ 606,750	—	—
	—	—	—	—	—	—	—	56,250 [10]	$ 1,820,250
Jeffrey P. Jorissen	20,000	—	—	$ 33.75	1/14/2008	24,000 [4]	$ 776,640	—	—
	10,000	—	—	$ 30.03	12/15/2009	11,488 [5]	$ 371,752	—	—
	2,250	—	—	$ 27.03	4/12/2011	10,000 [7]	$ 323,600	—	—
	—	—	—	—	—	12,500 [8]	$ 404,500	—	—
	—	—	—	—	—	—	—	37,500 [10]	$ 1,213,500
Brian W. Fannon	—	—	—	—	—	12,000 [4]	$ 388,320	—	—
	—	—	—	—	—	6,000 [5]	$ 194,160	—	—
	—	—	—	—	—	15,000 [7]	$ 485,400	—	—
	—	—	—	—	—	6,250 [9]	$ 202,250	—	—
	—	—	—	—	—	—	—	18,750 [11]	$ 606,750
Jonathan M. Colman	—	—	—	—	—	7,200 [4]	$ 232,992	—	—
	—	—	—	—	—	3,102 [5]	$ 100,381	—	—
	—	—	—	—	—	10,000 [7]	$ 323,600	—	—

_____

(1)   Stock options vest ratably over the three year period following the date of grant and expire on the tenth anniversary of the date of grant. All options were granted at the closing price of the Company's Common Stock on NYSE on the date of grant; provided, however, that the options expiring on April 12, 2011 were granted at 85% of the closing price of the Company's Common Stock on NYSE on the date of grant.

(2)   All stock awards, other than the shares of performance based restricted stock (described below), begin to vest after the third anniversary of the date of grant.

(3)   Value based on $32.36, the closing price of the Company's Common Stock on NYSE on December 29, 2006.

(4)   Shares vest ratably on each January 31st , beginning on January 31, 2007 and ending on January 31, 2010.

(5)   Two-thirds of the shares vest on March 31, 2007 and the remaining one-third vest in two equal installments on March 31, 2008 and March 31, 2011.

(6)   55,417 of the shares will vest ratably on each July 15th , beginning on July 15, 2007 and ending on July 15, 2011 and the remaining 3,500 shares will vest on July 15, 2014.

(7)   Thirty-five percent of the shares vest on May 10, 2008 and May 10, 2009, twenty percent of the shares vest on May 10, 2010 and the remaining ten percent will vest in two equal installments on May 10, 2011 and May 10, 2014.

(8)   Shares vest ratably on each May 10th, beginning on May 10, 2007 and ending on May 10, 2009.

(9)   Shares of phantom stock that vest ratably on each May 10th, beginning on May 10, 2007 and ending on May 10, 2009. On each vesting date, Mr. Fannon receives a cash payment equal to the total number of shares vested multiplied by the trading price of the Company's Common Stock on NYSE on the vesting date.

(10)   These shares will vest, if at all, on March 1, 2010 if the Company meets certain financial performance targets. The numbers of shares that will vest ranges from 46.7% to 100% depending on whether certain performance targets are met from fiscal year 2005 through 2009.

(11)   These shares of phantom stock will vest, if at all, on March 1, 2010 if the Company meets certain financial performance targets. The numbers of shares that will vest ranges from 46.7% to 100% depending on whether certain performance targets are met from fiscal year 2005 through 2009. Upon vesting Mr. Fannon will receive a cash payment equal to the total number of shares vested multiplied by the trading price of the Company's Common Stock on NYSE on March 1, 2010.

Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth certain information concerning shares held by our named executive officers that vested during the fiscal year ended on December 31, 2006.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
Gary A. Shiffman	25,000	$ 240,250	9,000	$ 296,505
	275,000	$ 1,764,813	9,902	$ 350,036
	—	—	11,083	$ 351,608
Jeffrey P. Jorissen	15,000	$ 113,250	6,000	$ 197,670
	22,500	$ 74,306	13,401	$ 473,725
Brian W. Fannon	—	—	3,000	$ 98,835
	—	—	7,000	$ 247,450
Jonathan M. Colman	7,500	$ 56,625	1,800	$ 59,301
	5,000	$ 40,487	3,619	$ 127,932
	7,500	$ 22,270	—	—
	5,000	$ 32,875	—	—
	4,000	$ 38,300	—	—

Change in Control and Severance Payments

Messrs. Shiffman, Jorissen and Fannon have contractual arrangements with the Company providing for severance and change in control payments. If any such executive is terminated without "cause," he is entitled to any accrued but unpaid salary, incentive compensation and benefits through the date of termination and a continuation of salary for up to eighteen months after termination (or up to twelve months with respect to Mr. Fannon) subject to the execution of a general release and continued compliance with his restrictive covenant. If Messrs. Shiffman's, Jorissen's and Fannon's employment is terminated due to death or disability, he or his heirs, is entitled to any accrued but unpaid salary, incentive compensation and benefits through the date of termination or death and a continuation of salary for up to twenty four months, in the case of Messrs. Shiffman and Jorissen and twelve months in the case of Mr. Fannon. Upon a change of control and (a) if Messrs. Shiffman or Jorissen are terminated within two years of the date of such change of control or less than two year remain under the term of their employment agreements, or (b) if Mr. Fannon is terminated within eighteen months of such change of control or less than eighteen months remain under the term of his employment agreement, then each of Messrs. Shiffman, Jorissen and Fannon would receive 2.99 times their annual salary and a continuation of health and insurance benefits for one year. Under any of the foregoing events of termination or change of control, all stock options and other stock based compensation awarded to the executive shall become fully vested and immediately exercisable.

The following table describes the potential payments upon termination without cause, a termination due to death or disability or after a change of control of the Company (and associated termination of the executives) for the following named executive officers:

Name	Change of Control			Termination Without Cause	Termination Due to Death or Disability	
	Cash Payment[1]	Acceleration of Vesting of Stock Awards[2]	Benefits[3]	Cash Payment[1]	Cash Payment[1]	Acceleration of Vesting of Stock Awards[4]
Gary A. Shiffman	$ 1,590,644	$ 6,420,386	$ 14,962	$ 797,982	$ 1,063,976	$ 4,928,979
Jeffrey P. Jorissen	$ 917,392	$ 3,089,992	$ 11,997	$ 460,230	$ 613,640	$ 2,095,721
Brian W. Fannon	$ 1,178,245	$ 1,876,880	$ 12,876	$ 394,062	$ 394,062	$ 1,379,744
Jonathan M. Colman	$ —	$ 656,973	$ —	—	$ —	$ 656,973

_____

(1) Assumes a termination on December 31, 2006 and payments based on base salary as of December 31, 2006 for each executive.

(2) Calculated based on a change of control as of December 31, 2006 and the fair market value of the Company's Common Stock on NYSE as of December 29, 2006. With respect to the shares of performance based restricted stock held by each of Messrs. Shiffman, Jorissen and Fannon, the calculation assumes vesting of all such shares.

(3) Reflects continuation of health benefits for the periods specified above.

(4) Calculated based on death or disability as of December 31, 2006 and the fair market value of the Company's Common Stock on NYSE as of December 29, 2006. With respect to the shares of performance based restricted stock held by each of Messrs. Shiffman, Jorissen and Fannon, the calculation assumes vesting of 46.7% of such shares.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted,
Members of the Compensation Committee:
Ted J. Simon
Clunet R. Lewis
Ronald L. Piasecki

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires the Company's directors, executive officers and beneficial owners of more than 10% of the Company's capital stock to file reports of ownership and changes of ownership with the SEC and the New York Stock Exchange. Based solely on its review of the copies of such reports received by it, and written representations from certain reporting persons, the Company believes, that, during the year ended December 31, 2006, its directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock have complied with all filing requirements applicable to them, except that Mr. Fannon failed to timely file one report disclosing the conversion of 19,500 operating partnership units of the Company's majority-owned subsidiary, Sun Communities Operating Limited Partnership, into 19,500 shares of Common Stock and Mr. Jorissen failed to timely file a report disclosing the sale of 2,700 shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2007, the shareholdings of: (a) each person known to the Company to be the beneficial owner of more than five percent (5%) of the Common Stock; (b) each director of the Company; (c) each executive officer listed in the Summary Compensation Table; and (d) all executive officers and directors of the Company as a group, based upon information available to the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares[1]
Gary A. Shiffman 27777 Franklin Road Suite 200 Southfield, Michigan 48034	2,065,546[2]	10.9%
Jeffrey P. Jorissen 27777 Franklin Road Suite 200 Southfield, Michigan 48034	243,246[3]	1.3%
Brian W. Fannon 27777 Franklin Road Suite 200 Southfield, Michigan 48034	33,626[4]	*
Jonathan M. Colman 27777 Franklin Road Suite 200 Southfield, Michigan 48034	36,838[5]	*
Ted J. Simon 28470 Thirteen Mile Road Suite 220 Farmington Hills, Michigan 48334	22,241[6]	*
Paul D. Lapides 1000 Chastain Road Kennesaw, Georgia 30144	18,900[7]	*
Clunet R. Lewis 10557 E. Tamarisk Way Scottsdale, Arizona 85262	49,600[8]	*
Ronald L. Piasecki PMB 260 101 Washington Street Grand Haven, Michigan 49417	132,143[9]	*
Arthur A. Weiss 27777 Franklin Road Suite 2500 Southfield, Michigan 48034	821,573[10]	4.4%
Robert H. Naftaly 5402 Pleasant Lake Drive West Bloomfield, MI 48322	1,000	*
Cohen & Steers Capital Management, Inc.[11] 757 Third Avenue New York, New York 10017	2,554,862	14.0%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares[1]
David O'Connor[12] 535 Madison Avenue 26th Floor New York, New York 10022	1,705,148	9.3%
The Vanguard Group, Inc.[13] 100 Vanguard Blvd. Malvern, PA 19355	967,209	5.3%
Barclays Global Fund Advisors[14] 45 Fremont Street San Francisco, CA 94105	1,074,214	5.9%
Wesley Capital Management, LLC[15] 717 5th Avenue, 14th Floor New York, NY 10022	1,285,940	7.0%
All current executive officers and directors as a group (11 persons)[16]	3,424,713	17.6%

*   Less than one percent (1%) of the outstanding shares.

(1)   In accordance with SEC regulations, the percentage calculations are based on 18,276,032 shares of Common Stock issued and outstanding as of March 31, 2007 plus shares of Common Stock which may be acquired pursuant to options exercisable, common limited partnership interests ("Common OP Units") and preferred limited partnership interests ("Preferred OP Units") of Sun Communities Operating Limited Partnership that are convertible into Common Stock, within sixty days of March 31, 2007 by each individual or group listed.

(2)   Includes: (a) 554,222 Common OP Units convertible into shares of Common Stock; (b) 75,000 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007; (c) 453,841 shares of Common Stock owned by certain limited liability companies of which Mr. Shiffman is a member and a manager; and (d) 56,250 restricted shares over which Mr. Shiffman does not have the right to vote until such time as certain performance criteria are met. Mr. Shiffman disclaims beneficial ownership of 3,000 Common OP Units convertible into shares of Common Stock and 2,300 shares of Common Stock held by other family members because he does not have a pecuniary interest therein.

(3)   Includes: (a) 100,000 Common OP Units convertible into shares of Common Stock, (b) 32,250 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007, and (c) 37,500 restricted shares over which Mr. Jorissen does not have the right to vote until such time as certain performance criteria are met. Mr. Jorissen disclaims beneficial ownership of 2,796 shares of Common Stock held by other family members because he does not have a pecuniary interest therein.

(4)   Includes 500 Common OP Units convertible into shares of Common Stock.

(5)   Includes 7,500 Common OP Units convertible into shares of Common Stock.

(6)   Includes 16,500 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007.

(7)   Includes 16,500 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007.

(8)   Includes 20,000 Common OP Units convertible into shares of Common Stock and 5,000 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007. Mr. Lewis is holding 5,600 shares of Common Stock for the benefit of other family members and he disclaims beneficial ownership of such shares of Common stock to the extent he does not have a pecuniary interest therein.

(9)   Includes: (a) 17,437 Common OP Units convertible into shares of Common Stock and 106,206 Preferred OP Units convertible into Common OP Units (which are convertible into shares of Common Stock), all of which are attributable to Mr. Piasecki because of his ownership interests in various entities; and (b) 9,000 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007.

(10) Includes 6,938 Common OP Units convertible into shares of Common Stock and 16,500 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007. Also, includes (a) 170,000 Common OP Units convertible into shares of Common Stock and 5,000 shares of Common Stock held by the Milton M. Shiffman Spouse's Marital Trust for which Mr. Weiss is a Co-Trustee, (b) 453,841 shares of Common Stock and 141,794 Common OP Units owned by certain limited liability companies of which Mr. Weiss is a manager, and (c) 25,000 shares of Common Stock held by the 1997 Shiffman Charitable Remainder Unitrust for which Mr. Weiss is a Co-Trustee. Mr. Weiss does not have a pecuniary interest in any of the Milton M. Shiffman Spouse's Marital Trust, the 1997 Shiffman Charitable Remainder Unitrust or the limited liability companies described above and, accordingly, Mr. Weiss disclaims beneficial ownership of the 170,000 Common OP Units and 5,000 shares of Common Stock held by the Milton M. Shiffman Spouse's Marital Trust, the 453,841 shares of Common Stock and the 141,794 Common OP Units held by the limited liability companies described above and the 25,000 shares of Common Stock held by the 1997 Shiffman Charitable Remainder Unitrust.

(11) According to the Schedule 13G filed with the SEC for calendar year 2006, Cohen & Steers Capital Management, Inc., in its capacity as investment advisor, beneficially owns 2,554,862 shares of Common Stock which are held of record by clients of Cohen & Steers Capital Management, Inc.

(12) According to the Schedule 13G filed with the SEC for calendar year 2006, (a) David O'Connor, Charles Fitzgerald, High Rise Partners II, LP ("HRP"), High Rise Institutional Partners, L.P. ("HRIP" and, together with HRP, the "High Rise Partnerships"), Cedar Bridge Realty Fund, L.P. ("CBR"), Cedar Bridge Institutional Fund, L.P. ("CBI" and, together with CBR, the "Cedar Bridge Partnerships"), High Rise Capital Advisors, L.L.C. ("General Partner"), Bridge Realty Advisors, L.L.C. ("CB General Partner"), High Rise Capital Management, L.P. and DPO Management GP L.L.C. beneficially own 1,705,148 shares of Common Stock as a "group" for Schedule 13G reporting purposes; (b) as the sole general partner of each of the High Rise Partnerships, the General Partner has the power to vote and dispose of the securities owned by each of the High Rise Partnerships and, accordingly, may be deemed the "beneficial owner" of such securities; (c) as the sole general partner of each of the Cedar Bridge Partnerships, the CB General Partner has the power to vote and dispose of the securities owned by each of the Cedar Bridge Partnerships and, accordingly, may be deemed the "beneficial owner" of such securities; (d) the senior managing member of the General Partner is David O'Connor; (e) the managing member of the General Partner is Charles Fitzgerald; (f) the senior managing member of the CB General Partner is David O'Connor; (g) the managing member of the CB General Partner is Charles Fitzgerald; (h) pursuant to an investment advisory contract, High Rise Capital Management, L.P. currently has the power to vote and dispose of the securities held for the account of certain managed accounts and, accordingly, may be deemed the "beneficial owner" of such securities; (i) the general partner of High Rise Capital Management, L.P. is DPO Management GP L.L.C.; and (j) David O'Connor is senior managing member of DPO Management GP L.L.C.

(13) According to the Schedule 13G filed with the SEC for calendar year 2006, The Vanguard Group, Inc., in its capacity as investment advisor, beneficially owns 967,209 shares of Common Stock which are held of record by clients of The Vanguard Group, Inc.

(14) According to the Schedule 13G filed with the SEC for calendar year 2006, Barclays Global Fund Advisors, in its capacity as investment advisor, beneficially owns 1,074,214 shares of Common Stock which are held of record by clients of Barclays Global Fund Advisors.

(15) According to the Schedule 13G filed with the SEC for calendar year 2006, (a) Wesley Capital Management LLC (the "Management Company"), Mr. Arthur Wrobel and Mr. John Khoury beneficially own 1,285,940 shares of Common Stock as a "group" for Schedule 13G reporting purposes; (b) the Management Company serves as investment manager or advisor to Wesley Capital L.P., Wesley Capital Master Fund Limited and Wesley Capital OP, L.P.; and (c) Mr. Wrobel and Mr. Khoury are the managing members of the Management Company.

(16) Includes (a) 876,597 Common OP Units convertible into shares of Common Stock and 106,206 Preferred OP Units convertible into Common OP Units (which are convertible into Common Stock); and (b) 170,750 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of March 31, 2007.

EQUITY COMPENSATION PLAN INFORMATION

The following table reflects information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2006.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by shareholders	258,201	$ 32.23	83,000
Equity compensation plans not approved by shareholders [(1)]	44,846	$ 32.75	—
TOTAL	303,047		83,000

_____

(1) On May 29, 1997, the Company established a Long Term Incentive Plan (the "LTIP") pursuant to which all full-time salaried and full-time commission only employees of the Company, excluding the Company's officers, are entitled to receive options to purchase shares of the Company's common stock at $32.75 per share (i.e., the average of the highest and lowest selling prices for the common stock on May 29, 1997), on January 31, 2003. In accordance with the terms of the LTIP, (a) the Company granted the eligible participants options to purchase 167,918 shares of common stock; and (b) each eligible participant received an option to purchase a number of shares of common stock equal to the product of 167,918 and the quotient derived by dividing such participant's total compensation during the period beginning on January 1, 1997 and ending on December 31, 2001 (the "Award Period") by the aggregate compensation of all of the eligible participants during the Award Period.

CERTAIN TRANSACTIONS

Relationship with Origen

The Company and its affiliates have entered into the following transactions with Origen Financial, Inc. ("Origen"):

- *Capital Investment in Origen.* In 2003 the Company acquired 5,000,000 shares of common stock in Origen in a private placement transaction at $10 per share. In addition, Shiffman Origen LLC (100 percent of which is owned by the Milton M. Shiffman Spouse's Marital Trust, Gary A. Shiffman and members of his family and solely managed by Arthur A. Weiss) acquired 1,025,000 shares of common stock of Origen at $10 per share.

- *Board Membership.* Gary A. Shiffman, the Chairman and Chief Executive Officer of the Company, is a member of the Board of Directors of Origen.

- *Loan Servicing Agreement.* Origen Servicing, Inc., a wholly owned subsidiary of Origen, serviced approximately $20.6 million and $19.6 million in manufactured home loans for the Company as of December 31, 2006 and 2005, respectively. The Company pays Origen Servicing, Inc. an annual servicing fee of 100 to 150 basis points of the outstanding principal balance of the loans pursuant to a Loan Servicing Agreement, which totaled approximately $0.3 million during each of 2006 and 2005.

- *Loan Origination, Sale and Purchase Agreement.* Origen has agreed to fund loans that meet the Company's underwriting guidelines and then transfer those loans to the Company pursuant to a Loan Origination, Sale and Purchase Agreement. During 2006 and 2005, the Company purchased $7.9 million and $7.2 million of these loans, respectively.

- *Purchase of Repossessed Manufactured Homes.* The Company purchases certain repossessed manufactured houses owned by Origen and located in the Company's manufactured housing communities. The Company purchased approximately $1.2 million and $2.1 million of repossessed

homes from Origen during 2006 and 2005, respectively. This program allows the Company to retain houses for resale and rent in its communities and allows Origen to enhance recoveries on its repossessed homes.

- *Sale of Installment Loans on Manufactured Homes.* As noted above, Origen services manufactured home loans for the Company under a Loan Servicing Agreement. Certain loans may, from time to time, be sold to Origen. For loans that are made below published rates, the Company will pay Origen the interest differential between market rates and the rate paid by the borrower for any such loans sold to Origen. During 2004, the Company sold a portfolio of below published rate loans totaling $1.6 million to Origen. No sales of such loans were made in 2005 or 2006. The Company paid interest differential of approximately $0.1 million during each of 2006, 2005 and 2004. In addition, in the third quarter of 2006, the Company sold a portfolio of installment loans on manufactured homes totaling approximately $4.1 million to a wholly-owned subsidiary of Origen for 100.5 percent of the principal balance for loans that were 89 days or less delinquent and 100 percent of the principal balance for loans that were 90 days or more delinquent. The Company recognized a gain on the sale of these notes of $0.02 million.

Lease of Principal Executive Offices

Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21 percent equity interest in American Center LLC, the entity from which the Company leases office space for its principal executive offices. Arthur A. Weiss owns a 0.75 percent indirect interest in American Center LLC. This lease is for an initial term of five years, beginning May 1, 2003, and the Company has the right to extend the lease for an additional five year term. The current annual base rent under this lease is at $20.75 per square foot (gross) (approximately $54,200 per month) and increases $0.50 per square foot for each successive year of the initial term. Messrs. Shiffman and Weiss may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center LLC.

Loans to Chief Executive Officer

In 1995, the Company issued Gary A. Shiffman, its Chief Executive Officer and President, 400,000 shares of common stock for $8,650,000 (the "Purchase Price"). The Purchase Price is evidenced by three (3) separate 10-year promissory notes that bear interest at a rate equal to six months' LIBOR plus 175 basis points, with a maximum interest rate of 9% per annum and a minimum interest rate of 6% per annum (the "Promissory Notes"). Two of the Promissory Notes (with an initial aggregate principal amount of approximately $7.6 million) are secured by approximately 270,000 shares of common stock of the Company held by Mr. Shiffman (the "Secured Shares") and/or 128,000 common partnership units in Sun Communities Operating Limited Partnership (the "Secured Units") and the last Promissory Note (with an initial principal amount of approximately $1.0 million) is unsecured but fully recourse to Mr. Shiffman. Mr. Shiffman's personal liability on the secured Promissory Notes is limited to all accrued interest on such notes plus fifty percent (50%) of the deficiency, if any, after application of the proceeds from the sale of the Secured Shares and/or the Secured Units to the then outstanding principal balance of the Promissory Notes. The Promissory Notes provide for quarterly interest only payments and provide that all cash distributions and dividends paid to Mr. Shiffman on the Secured Shares and the Secured Units (the "Distributions") will first be applied toward the accrued and unpaid interest under the Promissory Notes and sixty percent (60%) of the remainder of the Distributions, if any, will be applied toward the outstanding principal balance of the Promissory Notes.

In April 1997, the Company loaned Mr. Shiffman an additional $2,600,391 on terms substantially identical to the terms of the other loan to Mr. Shiffman, as described above, and such loan is secured by 80,000 shares of common stock of the Company held by Mr. Shiffman (the promissory notes evidencing this loan, together with the Promissory Notes, are hereinafter referred to as the "Shiffman Notes").

On July 15, 2002, the due date of the Shiffman Notes was extended such that one-third of the principal balance becomes due on December 31, 2008, an additional one-third of the principal balance becomes due on December 31, 2009 and the balance of the Shiffman Notes becomes due on December 31, 2010.

The largest aggregate indebtedness outstanding under the Shiffman Notes since January 1, 2006 was approximately $9.4 million. As of March 31, 2007, the amount outstanding under the Shiffman Notes was approximately $9.0 million.

Legal Counsel

During 2006, JRH&W acted as the Company's general counsel and represented the Company in various matters. Arthur A. Weiss, a director of the Company, is the Chairman of the Board of Directors and a shareholder of such firm. For services rendered in 2006, the Company incurred legal fees and expenses of approximately $1.1 million from JRH&W.

Tax Consequences Upon Sale of Properties

Mr. Shiffman holds limited partnership interests in Sun Communities Operating Limited Partnership, our operating partnership, which he received in connection with the contribution of 24 properties from entities previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for the Company's common stock, Mr. Shiffman will have tax consequences different from those of the Company and the Company's public stockholders on the sale of any of the Sun Partnerships. Four of the properties have been sold to date.

Policies and Procedures for Approval of Related Party Transactions

No executive officer or director of the Company (or any family member or affiliate of such executive officer or director) may enter into any transaction or arrangement with the Company that reasonably could be expected to give rise to a conflict of interest without the prior approval of the Nominating and Corporate Governance Committee. Any such transaction or arrangement must be promptly reported to the Nominating and Governance Committee or the full Board. Any such disclosure provided by an executive officer or director is reviewed by the Nominating and Corporate Governance Committee and approved or disapproved. In determining whether to approve such a transaction or arrangement, the Nominating and Corporate Governance Committee takes into account, among other factors, whether the transaction was on terms no less favorable to the Company than terms generally available to third parties and the extent of the executive officer's or director's involvement in such transaction or arrangement.

The current policy was adopted and approved in 2004. All related party transactions disclosed above were approved by either the Nominating and Corporate Governance Committee or the full Board.

REPORT OF THE AUDIT COMMITTEE

The Board maintains an Audit Committee comprised of three of the Company's directors. The directors who serve on the Audit Committee are all "independent" for purposes of the New York Stock Exchange listing standards. The Audit Committee held seven (7) formal meetings and several informal meetings during the 2006 fiscal year.

In accordance with its written charter, the Audit Committee assists the Board with fulfilling its oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of the Company. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

- reviewed and discussed the audited financial statements with management and Grant Thornton, LLP, the Company's independent auditors, for the fiscal year ended December 31, 2006;

- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards); and

- reviewed the written disclosures and the letter from the independent auditors required by the Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committees), and discussed with the independent auditors any relationships that may impact their objectivity and independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission.

The Audit Committee has a policy concerning the pre-approval of audit and non-audit services to be provided by the Company's independent auditors. The policy requires that all services provided by the independent auditor to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Audit Committee. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a particular budget. In other cases, specific pre-approval is required. The Audit Committee approved all audit and non-audit related services provided to the Company by Grant Thornton LLP during the 2006 fiscal year.

The Audit Committee has considered and determined that the level of fees of Grant Thornton LLP for provision of services other than the audit services is compatible with maintaining the auditor's independence.

Respectfully Submitted,
Members of the Audit Committee:
Clunet R. Lewis
Robert H. Naftaly
Ted J. Simon

INFORMATION ABOUT OUR INDEPENDENT PUBLIC ACCOUNTANTS

Representatives of the Company's independent auditor, Grant Thornton, LLP, are expected to be present at the Annual Meeting, and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. The Audit Committee has selected Grant Thornton, LLP to serve as the Company's independent auditors for 2007.

Aggregate fees for professional services rendered by Grant Thornton, LLP, the Company's independent auditors, for the fiscal years ended December 31, 2006 and December 31, 2005 were as follows:

Category	FYE 12/31/2006	FYE 12/31/2005
Audit Fees: For professional services rendered for the audit of the Company's financial statements, the audit of internal controls relating to Section 404 of the Sarbanes-Oxley Act, the reviews of the quarterly financial statements and consents	$ 404,501	$ 395,496
Audit-Related Fees: For professional services rendered for accounting assistance with new accounting standards and potential transactions and other SEC related matters	$ 114,173	$ 76,136
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —

GENERAL INFORMATION

Management knows of no matters which will be presented for consideration at the Annual Meeting other than those stated in the Notice of Meeting. However, if any other matters do properly come before the Annual Meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, including the election of a director or directors other than those named in this Proxy Statement should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting.

Shareholders are requested to date, sign and return the enclosed proxy in the enclosed postage-paid envelope. So that the presence, in person or by proxy, of the holders of a majority of the shares entitled to vote at the meeting may be assured, prompt execution and return of the proxy is requested.

By Order of the Board of Directors

Dated: April 19, 2007

JEFFREY P. JORISSEN
Secretary

APPENDIX A

SECOND AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER
OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
SUN COMMUNITIES, INC.

December 2006

I.   Purpose

The Audit Committee is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities include: (a) monitoring (1) the integrity of the financial statements of Sun Communities, Inc. (the "Company"), (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, (4) the compliance by the Company with legal and regulatory requirements; (b) preparing the report required to be included annually in the Company's proxy statement as required by the rules of the Securities and Exchange Commission (the "SEC"); (c) providing an avenue of communication among the independent auditor, management and the Board; and (d) appointing, overseeing, evaluating and, if necessary, replacing the independent auditor.

II.   Committee Membership

The Audit Committee shall consist of no fewer than three (3) members, each of whom shall be a member of the Board, and shall otherwise be independent. The members of the Audit Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the rules and regulations of the SEC, as may be interpreted by the Board in its business judgment. Each member of the Audit Committee must be financially literate and at least one member of the Audit Committee shall be determined by the Board to be an "audit committee financial expert" as defined by the SEC.

The members of the Audit Committee shall be elected by the Board and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Audit Committee members may be removed by the Board at any time with or without cause. Unless a Chair is elected by the Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

III.   Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than once per fiscal quarter. The Audit Committee shall meet separately, periodically with the Company's management, its Chief Financial Officer and controller, and with the Company's independent auditor. Additionally, the Audit Committee may request that any officer or employee of the Company, the Company's outside counsel, or the independent auditor attend a meeting of the Audit Committee, or meet with any members of, or consultants to, the Audit Committee. The Audit Committee shall report regularly to the Board.

IV.   Committee Authority and Responsibilities

A.   The following power and authority is delegated to the Audit Committee by the Board in accordance with the SOX Act, the Exchange Act, and the rules and regulations promulgated thereunder, and the rules and requirements of the New York Stock Exchange (the "NYSE"):

      1.   The Audit Committee shall have the sole authority and responsibility to select, evaluate and, when warranted, replace the Company's independent auditor. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding

financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

2. The Audit Committee shall have the authority to approve in advance all audit services to be provided by the independent auditor. An audit service within the scope of the engagement approved by the Audit Committee shall be deemed to be approved in advance.

3.

   a) The Audit Committee shall have the authority to review and approve all engagements of the independent auditor to provide permitted non-audit services that the Audit Committee determines do not impair the independence of the auditor, either by: (I) pre-approving all permitted non-audit services (including the fees and terms thereof), subject to the de minimis exceptions for non-audit services described in Section 10A(i) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit, or (II) developing, implementing and overseeing policies and procedures for the engagement of the independent auditor to perform permitted non-audit services based on pre-approved fee levels or budgeted amounts, which policies and procedures shall be reviewed and adjusted annually.

   b) A permitted non-audit service shall not include any of the following:

      i) Bookkeeping or other services related to the accounting records or financial statements of the Company;

      ii) Financial information systems design and implementation;

      iii) Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

      iv) Actuarial services;

      v) Internal audit outsourcing services;

      vi) Management services or human resources;

      vii) Broker or dealer, investment adviser or investment banking services;

      viii) Legal services and expert services unrelated to the audit; and

      ix) Any other service that is deemed impermissible by rule or regulation of the SEC or the Public Company Accounting Oversight Board.

   The independent auditor is prohibited from providing any of services listed in this Section 3(b) to the Company.

4. In discharging its oversight role, the Audit Committee has the power to conduct or to authorize investigations into any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, including the independent auditor. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities.

5. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors.

6. The Audit Committee shall have the authority to establish procedures to receive and address complaints regarding the Company's accounting and audit-related matters.

B. In connection with implementing the authority granted to the Audit Committee herein, the Audit Committee shall have the responsibility and duty, to the extent the Audit Committee deems necessary or appropriate, to:

1. <u>Financial Statement and Disclosure Matters</u>

a) Review and discuss with management and the independent auditor the annual consolidated financial statements of the Company, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and the results of the independent auditor's audit of the financial statements, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

b) Review and discuss with management and the independent auditor the Company's quarterly consolidated financial statements prior to the filing of its Form 10-Q, including the disclosures made in MD&A, the results of the independent auditor's review of the quarterly financial statements, and recommend to the Board whether the financial statements should be included in the Company's Form 10-Q.

c) Discuss with management and the independent auditor significant accounting and financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including:

- any significant changes in the Company's selection or application of accounting principles;

- any off-balance sheet structures or transactions, their effect on the financial statements of the Company, and the adequacy of the disclosure of such off-balance sheet transactions or structures;

- the effect of the use of alternative GAAP measures on the financial statements, and the adequacy of the disclosures made in relation thereto;

- any complex or unusual transactions, or other areas requiring the application of judgments or estimations by management in the preparation of the Company's financial statements;

- any major issues, significant deficiencies or material weaknesses as to the adequacy or effectiveness of the Company's internal control over financial reporting or the Company's disclosure controls and procedures; and

- any changes or corrective action adopted in light of any problems, material weaknesses, or significant deficiencies in the Company's internal control over financial reporting or the Company's disclosure controls and procedures.

d) Discuss with management the Company's earnings press releases, including the use of "pro forma" or other non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

e) Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

f) On an annual basis, discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

g) Review and discuss the disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during the preparation of their certification for the Form 10-K and Forms 10-Q as to any significant deficiencies or material weaknesses in the design or operation of the Company's internal control over financial reporting, and any fraud involving management or other employees of the Company who have a significant role in the Company's internal control over financial reporting.

h) The Audit Committee shall report to the Company's shareholders annually by preparing the report required under SEC rules and regulations to be included in the Company's annual proxy statement.

2. <u>Oversight of the Company's Relationship with the Independent Auditor</u>

a) Review and have sole responsibility to approve the terms of the engagement of the independent auditor, the scope of their audit, and personnel qualifications.

b) Approve in advance all audit services to be provided by the independent auditor (an audit service within the scope of the engagement approved by the Audit Committee shall be deemed approved in advance), and review and approve all engagements of the independent auditor to provide permissible non-audit services, either in advance of the provisions of such services, or pursuant to the policies and procedures developed by the Audit Committee in respect of such services.

c) Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management, the Chief Financial Officer and controller.

d) Ensure the rotation of the audit partners as required by the SOX Act or any rule or regulation promulgated thereunder.

e) Review and evaluate the lead partner of the independent auditor team.

f)   Develop policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

g)   Obtain and review a report from the independent auditor at least annually regarding:

- the independent auditor's internal quality-control procedures;

- any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to one or more independent audits carried out by the independent auditor;

- any steps taken to deal with any such issues; and

- all relationships between the independent auditor and the Company. The Audit Committee shall present a copy of this report to the Board.

h)   Review and discuss reports from the independent auditor on:

- All critical accounting policies and practices to be used;

- All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

- Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

i)   Discuss with the independent auditor issues raised by management as to audit quality and consistency.

3.   <u>Oversight of the Company's Internal Control and Internal Audit Function</u>

a)   Review and discuss with management and the independent auditor the adequacy and effectiveness of the Company's internal controls over financial reporting, and any recommendations of the Company's internal audit department or the independent auditor.

b)   Review with the Company's Chief Executive Officer and Chief Financial Officer the results of their evaluation of the effectiveness of the Company's internal control over financial reporting and the internal control report prepared by management in connection with the Company's Form 10-K, pursuant to the SOX Act, the Exchange Act, and the rules and regulations promulgated thereunder.

c)   Discuss with the independent auditor any issues or concerns raised by the evaluation or the internal control report described in paragraph 3(b) above which may affect the independent auditor's attestation report on management's internal control over financial reporting.

d)   At least annually, discuss with the Company's management and independent auditor the procedures, responsibilities, activities, staffing, and organizational structure of the Company's internal audit function, or the equivalent internal structure which implements the Company's internal control over financial reporting, and any recommendations in connection therewith.

e)   At least annually, deliver a written report to the Compensation Committee of the Board evaluating the performance and effectiveness of the Company's Chief Financial Officer (or other officer serving a similar role).

f)   At least annually, deliver a written report of the Chairman of the Audit Committee to the Board evaluating the performance and composition of the Audit Committee.

g)   Require the Chief Financial Officer (or other officer serving a similar role) to approve all recommendations to the Board regarding transactions within the scope of his or her responsibilities.

h)   Recommend to the Board the termination of any employee involved in the Company's financial reporting who, in any material respect (as determined by the Audit Committee):

- Fails or refuses to provide, on a timely basis, such information as may be requested by the Audit Committee;

- Willfully or recklessly provides inaccurate or incomplete information to the Audit Committee; or

- Fails to inform the Audit Committee, in a timely manner, of any matter known to such employee about which the Audit Committee should be informed.

4.   <u>Compliance Oversight Responsibilities</u>

a)   Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

b)   Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

c)   Discuss with the Company's outside counsel any legal matters, including material litigation that may have a material impact on the financial statements or the Company's compliance policies.

d)   Conduct or authorize investigations into any matters within the scope of the Audit Committee's responsibilities.

<table>
<tr><td>e)</td><td>Report regularly to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditor, and the performance of the Company's internal audit function.</td></tr>
<tr><td>f)</td><td>The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.</td></tr>
<tr><td>g)</td><td>The Audit Committee shall perform other activities related to this Charter and the authority and responsibility delegated to the Audit Committee herein, as may be requested by the Board from time to time.</td></tr>
<tr><td>h)</td><td>The Audit Committee shall annually review the Audit Committee's own performance.</td></tr>
</table>

V. Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

VI. Funding

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of: (a) compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services or any permitted non-audit services approved pursuant to Section IV(A)(3) above, (b) compensation to any advisors retained by the Audit Committee, and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.



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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Election of Directors — The Board of Directors recommends a vote FOR all the nominees listed.

1. Nominees:

	For	Withhold		For	Withhold
01 - Clunet R. Lewis	☐	☐	02 - Arthur A. Weiss	☐	☐

2. The appointed proxies are authorized to vote upon all matters incidental to the conduct of the Annual Meeting and such other business as may properly come before the Annual Meeting in accordance with their best judgment.

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

Dear Shareholder:

Please take note of the important information enclosed with this Proxy Ballot. There are issues related to the management and operation of Sun Communities Inc. that require your immediate attention and approval. These are discussed in detail in the enclosed proxy materials.

Your vote counts, and you are strongly encouraged to exercise your right to vote your shares.

Please mark the boxes on the proxy card to indicate how your shares will be voted. Then, sign the card and return your proxy vote in the enclosed postage paid envelope.

Your vote must be received prior to the Annual Meeting of Shareholders on May 23, 2007.

Thank you in advance for your prompt consideration of these matters.

Sincerely,

Sun Communities, Inc.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



Proxy — Sun Communities, Inc.

27777 Franklin Road, Suite 200
Southfield, Michigan 48034

SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MAY 23, 2007

The undersigned hereby appoints Gary A. Shiffman and Ronald A. Piasecki, or either of them, as attorneys and proxies of the undersigned shareholder, with full power of substitution, to vote on behalf of the undersigned and in his or her name and stead, all shares of the common stock of Sun Communities, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Company's Annual Meeting of Shareholders to be held at the Embassy Suites, 28100 Franklin Road, Southfield, Michigan 48034 on Wednesday, May 23, 2007 at 11:00 a.m., and at any adjournments thereof.

The undersigned shareholder acknowledges receipt of the Notice of Annual Meeting and Proxy Statement dated April 19, 2007.

The giving of this Proxy does not affect the right of the undersigned shareholder to vote in person should the undersigned shareholder attend the Annual Meeting. This Proxy may be revoked at any time before it is voted.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO A PARTICULAR PROPOSAL, THIS PROXY WILL BE VOTED FOR SUCH PROPOSAL.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES OF AMERICA.